FOIA CONFIDENTIAL TREATMENT REQUEST
January 3, 2013

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Westport Innovations Inc.
Amendment No. 2 to Form 40-F for
the Nine months Ended December 31, 2011
Filed October 29, 2012
File No. 1-34152

Dear Mr. James:

I am writing in response and hereby providing supplementally to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) materials requested by the Staff (the “Materials”) via telephone on December 31, 2012 and January 2, 2013 relating to the Staff’s review of Westport’s Form 40-F for the fiscal year ended December 31, 2011 (the “Filing”).

The Materials requested consists of excerpts of Cummins Westport Inc.’s (“CWI”) Organization Chart, detailing CWI’s Reporting Structure of its key employees seconded from its respective joint venture partners.

Included in Appendix A is the Organization Chart as at January 1, 2004, the effective date of the 1st Amended and Restated JVA and as at February 19, 2012, the effective date of the 2nd Amended and Restated JVA, including certain footnotes of subsequent material changes in reporting structure.

Please do not hesitate to contact the undersigned or Ric Leong, Westport’s Director, Accounting, at 604-718-1600 or RLeong@westport.com, if you should have any questions or concerns.

Sincerely,

/s/ William Larkin
William Larkin
Chief Financial Officer
Westport Innovations Inc.

cc:           Gary Newberry
        Kate Tillan
(U.S. Securities and Exchange Commission)

Eva Davis
(Kirkland & Ellis LLP)

Anthony Lindsay
(KPMG LLP)

David R. Demers
(Westport Innovations Inc.)

Suite 101 – 1750 West 75th Avenue  ::  Vancouver, B.C.  ::  Canada  V6P 6G2  ::  t: 604-718-2000  f: 604-718-2001  ::  www.westport.com

Westport Innovations Inc.
January 3, 2013

APPENDIX A

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